CONSENT OF INDEPENDENT PETROLEUM ENGINEERS
As independent petroleum engineers, we hereby consent to the references to our firm, in the context in which they appear, and to the references to, and the inclusion of, our reserve report and oil, natural gas and NGL reserves estimates and forecasts of economics as of December 31, 2021, included in or made part of this Annual Report on Form 10-K of Crescent Energy Company. We also hereby consent to the incorporation by references to our firm, in the context in which they appear, and to the references to, and the inclusion of, our reserve report and oil, natural gas and NGL reserves estimates and forecasts of economics as of December 31, 2021, into the Registration Statements on Form S-8 (Nos. 333- 261604) of Crescent Energy Company, including any amendments thereto.
CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm
/s/ W. TODD BROOKER
W. Todd Brooker, P.E.
President
Austin, Texas
March 9, 2022